STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

May 9, 2013

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the Matisse Discounted Closed-End Fund Strategy, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on May 6, 2013 in connection with the review of the registration statement of the Trust.  These comments address the Prospectus and Statement of Additional Information for the Matisse Discounted Closed-End Fund Strategy.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

Prospectus

1.
Comment:  References to legal authority (e.g., the Fund will comply with Section 18 of the Investment Company Act) should explain the meaning of the citation, including significant investment limitations, in plain English.

Response: The Prospectus has been revised so that references to legal authority include such an explanation.

2.	Comment: Review the disclosure provided on the new class of shares and restate in plain English as appropriate.

Response: The Prospectus and Statement of Additional Information have been revised as needed in order to address the comment.

3.	Comment: Confirm that all principal investment strategies have been disclosed or revise the Prospectus as needed to include such strategies and their attendant risks.

Response: All principal investment strategies and risks are clearly disclosed in the revised Prospectus.

4.
Comment:  In accordance with Rule 35d-1 of the Investment Company Act, the Fund is required to invest, under normal circumstances, at least 80% of net assets, plus borrowings for investment purposes, in discounted closed-end funds.  Given its fund of funds structure and in order to avoid investments that circumvent or dilute the investment requirement, explain why the other investment companies in which the Fund invests do not need to have a similar 80% investment requirement if they are to count toward the Fund’s 80% investment requirement.

Response:    Because “discounted closed-end fund” specifies attributes of the underlying funds, rather than the holdings of the underlying funds, it is not necessary for the underlying funds to have similar investment restriction.  If the Fund invests 80% of net assets, plus borrowings for investment purposes, in closed-end funds with a market value that is less than the value of its underlying portfolio – as described in the Prospectus – then the Fund has invested its assets in a manner consistent with its name, regardless of the holdings of the underlying funds.

5.
Comment:  The description of the Fund’s principal investment strategy notes that the portfolio will be “globally balanced.”  Explain the meaning of this term and elaborate on how the Fund’s investment advisor constructs such a portfolio.

Response: The phrase “globally balanced” is no longer used in the disclosure

6.
Comment:  The description of the Fund’s principal investment strategy notes investments in cash and cash equivalents.  Provide additional information and explain how these investments help the Fund achieve its investment objective.

Response: The Prospectus has been revised as requested.

7.	Comment: Confirm that copies of the investment advisory agreement and distribution plan and have been filed as exhibits to the registration statement.

Response:  A copy of the investment advisory agreement was filed as an exhibit on August 1, 2012 with Post-Effective Amendment No. 69 to the registration statement.  A copy of the distribution plan was filed as an exhibit on March 15, 2013 with Post-Effective Amendment No. 100 to the registration statement.

Statement of Additional Information

8.	Comment: Confirm that all non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

9.	Comment: Confirm that all principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

Response: All principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

10.	Comment: In the section entitled “Other Investment Policies,” confirm that the principal and non-principal investment policies are clearly delineated or revise accordingly.

Response: The registrant believes that the principal and non-principal investment policies are clearly delineated.

11.
Comment:  In the section of the Statement of Additional Information entitled “Lending of Portfolio Securities,” include a discussion of the Fund’s voting rights with respect to portfolio securities that it has lent.

Response:  The Statement of Additional Information has been revised to state that “voting rights for loaned securities will typically pass to the borrower, but the Fund will retain the right to call any security in anticipation of a vote that the Advisor deems material to the security on loan.”

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence Davis at (404) 407-3650 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001